Exhibit 99.1
Index to Consolidated Financial Statements

SOPHiA GENETICS SA
Unaudited Interim Condensed Consolidated Financial Statements

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

		Three months ended March 31,
	Notes	2024	2023
Revenue	5	$15,779	$13,966
Cost of revenue		(5,374)	(4,272)
Gross profit		10,405	9,694
Research and development costs		(9,391)	(9,334)
Selling and marketing costs		(6,951)	(6,424)
General and administrative costs		(12,825)	(13,242)
Other operating income, net		6	19
Operating loss		(18,756)	(19,287)
Interest income, net		758	862
Foreign exchange gains (losses)		4,610	(1,168)
Loss before income taxes		(13,388)	(19,593)
Income tax expense		(316)	(107)
Loss for the period		(13,704)	(19,700)
Attributable to the owners of the parent		(13,704)	(19,700)

Basic and diluted loss per share	7	$(0.21)	$(0.31)
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2024	2023
Loss for the period	$(13,704)	$(19,700)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences	(9,393)	1,971
Total items that may be reclassified to statement of loss	(9,393)	1,971
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	(15)	(70)
Total items that will not be reclassified to statement of loss	(15)	(70)
Other comprehensive (loss) income for the period	$(9,408)	$1,901
Total comprehensive loss for the period	$(23,112)	$(17,799)
Attributable to owners of the parent	$(23,112)	$(17,799)
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	Notes	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents		$103,735	$123,251
Accounts receivable	5, 6	10,890	13,557
Inventory		6,016	6,482
Prepaids and other current assets		4,486	4,757
Total current assets		125,127	148,047
Non-current assets
Property and equipment		6,583	7,469
Intangible assets		26,294	27,185
Right-of-use assets		14,714	15,635
Deferred tax assets		1,716	1,720
Other non-current assets		5,824	6,100
Total non-current assets		55,131	58,109
Total assets		$180,258	$206,156
Liabilities and equity
Current liabilities
Accounts payable		$6,245	$5,391
Accrued expenses		12,908	17,808
Deferred contract revenue		8,336	9,494
Lease liabilities, current portion		2,704	2,928
Total current liabilities		30,193	35,621
Non-current liabilities
Lease liabilities, net of current portion		14,738	15,673
Defined benefit pension liabilities		2,971	3,086
Other non-current liabilities		124	334
Total non-current liabilities		17,833	19,093
Total liabilities		48,026	54,714
Equity
Share capital		4,048	4,048
Share premium		472,031	471,846
Treasury share		(638)	(646)
Other reserves		48,279	53,978
Accumulated deficit		(391,488)	(377,784)
Total equity		132,232	151,442
Total liabilities and equity		$180,258	$206,156
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Statements of Changes in Equity
(Amounts in USD thousands)
(Unaudited)

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	share	reserves	deficit	Total
As of January 1, 2024		$4,048	$471,846	$(646)	$53,978	$(377,784)	$151,442
Loss for the period		—	—	—	—	(13,704)	(13,704)
Other comprehensive loss		—	—	—	(9,408)	—	(9,408)
Total comprehensive loss		—	—	—	(9,408)	(13,704)	(23,112)
Share-based compensation	9	—	—	—	3,714	—	3,714
Transactions with owners
Vesting of restricted stock units		—	—	5	(5)	—	—
Exercise of share options		—	185	3	—	—	188
As of March 31, 2024		$4,048	$472,031	$(638)	$48,279	$(391,488)	$132,232

		Share	Share	Treasury	Other	Accumulated
	Notes	capital	premium	share	reserves	deficit	Total
As of January 1, 2023		$3,464	$471,623	$(117)	$23,963	$(298,803)	$200,130
Loss for the period		—	—	—	—	(19,700)	(19,700)
Other comprehensive income		—	—	—	1,901	—	1,901
Total comprehensive loss		—	—	—	1,901	(19,700)	(17,799)
Share-based compensation	9	—	—	—	2,430	—	2,430
Transactions with owners
Vesting of restricted stock units		—	—	2	(2)	—	—
Exercise of share options		—	148	3	—	—	151
As of March 31, 2023		$3,464	$471,771	$(112)	$28,292	$(318,503)	$184,912
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

		Three months ended March 31,
	Notes	2024	2023
Operating activities
Loss before tax		$(13,388)	$(19,593)
Adjustments for non-monetary items
Depreciation		1,158	1,284
Amortization		901	606
Finance (income) expense, net		(5,046)	169
Expected credit loss allowance	6	(48)	638
Share-based compensation	9	3,714	2,430
Movements in provisions and pensions		(135)	349
Research tax credit		(104)	(451)
Working capital changes
Decrease (Increase) in accounts receivable		2,168	(3,169)
Increase in prepaids and other assets		(182)	(859)
Decrease in inventory		376	876
(Decrease) Increase in accounts payables, accrued expenses, deferred contract revenue, and other liabilities		(4,058)	2,062
Cash used in operating activities		(14,644)	(15,658)
Income tax paid		(1)	(121)
Interest paid		(147)	(5)
Interest received		953	995
Net cash flows used in operating activities		(13,839)	(14,789)
Investing activities
Purchase of property and equipment		(99)	(508)
Acquisition of intangible assets		(50)	(284)
Capitalized development costs		(1,809)	(935)
Proceeds upon maturity of term deposits		—	16,213
Net cash flow (used in) provided from investing activities		(1,958)	14,486
Financing activities
Proceeds from exercise of share options		188	151
Capitalized borrowing transaction costs		(49)	—
Payments of principal portion of lease liabilities		(735)	(1,086)
Net cash flow used in financing activities		(596)	(935)
Decrease in cash and cash equivalents		(16,393)	(1,238)
Effect of exchange differences on cash balances		(3,123)	695
Cash and cash equivalents at beginning of the year		123,251	161,305
Cash and cash equivalents at end of the period		$103,735	$160,762
The notes form an integral part of these unaudited interim condensed consolidated financial statements.

SOPHiA GENETICS SA, Rolle
Notes to the Unaudited Interim Condensed
Consolidated Financial Statements
1. Company information
General information
SOPHiA GENETICS SA and its consolidated subsidiaries (NASDAQ: SOPH) (“the Company”) is a cloud-native software company in the healthcare space, incorporated on March 18, 2011, and headquartered in Rolle, Switzerland. The Company is dedicated to establishing the practice of data-driven medicine as the standard of care in health care and for life sciences research. The Company has built a software platform capable of analyzing data and generating insights from complex multimodal datasets and different diagnostic modalities. This platform, commercialized as “SOPHiA DDM TM,” standardizes, computes and analyzes digital health data and is used in decentralized locations to break down data silos. The Company collectively refers to SOPHiA DDM TM Platform and related products and solutions as “SOPHiA DDM Platform.”
On June 26, 2023, during the Company’s Annual General Meeting, the move of the statutory seat from Saint-Sulpice, Canton Vaud, Switzerland to Rolle, Canton Vaud, Switzerland was approved.
As of March 31, 2024, the Company had the following wholly owned subsidiaries:

Name	Country of domicile
SOPHiA GENETICS S.A.S.	France
SOPHiA GENETICS LTD	UK
SOPHiA GENETICS, Inc.	USA
SOPHiA GENETICS Intermediação de Negócios LTDA	Brazil
SOPHiA GENETICS PTY LTD	Australia
SOPHiA GENETICS S.R.L.	Italy
All intercompany transactions and balances have been eliminated in consolidation.
The Company’s Board of Directors approved the issue of the unaudited interim condensed consolidated financial statements on May 7, 2024.
Basis of preparation
Compliance with International Financial Reporting Standards
These unaudited interim condensed consolidated financial statements, as of and for the three months ended March 31, 2024, of the Company have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2023.
Accounting policies
The material accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are the same as those applied in the Company’s annual consolidated financial statements as of and for the year ended December 31, 2023, and have been consistently applied, unless otherwise stated. Where expense is definitively calculated only on an annual basis, as is the case for income taxes and pension costs, appropriate estimates are made for interim reporting periods.

Income tax expense
Taxes on income in the interim periods are accrued using the tax rates that would be applicable based on the expected annual profit or loss of each of the Company entities.
Post-employment defined benefit plan expense
Post-employment defined benefit plan expense in interim reporting periods is recognized on the basis of the current year cost estimate made by the actuaries in their annual report as of the end of the preceding year. Potential remeasurement gains or losses from the defined benefits plan are estimated based on the relevant indexes at the end of the reporting period and recorded in the Company’s statements of comprehensive loss.
Designated cash
The Company has designated cash in a separate bank account to be used exclusively to settle potential liabilities arising from claims against Directors and Officers covered under the Company’s Directors and Officers Insurances Policy (“D&O Policy”). Setting up the designated account has significantly reduced the premiums associated with the D&O Policy. In June 2023, the Company obtained a new D&O Policy that allowed it to reduce the designated cash amount set aside in the separate bank account from $30 million to $15 million. The new D&O policy and reduction of designated cash went into effect in July 2023. The Company expects to continue to designate this cash balance for this sole use under the D&O Policy.
Recent new accounting standards, amendments to standards, and interpretations
New standards, amendments to standards, and interpretations issued recently effective
As of January 1, 2024 the amendments to paragraphs 69 to 76 of IAS 1, Presentation of Financial Statements (“IAS 1”), as issued by the IASB became effective. The Company assessed the changes to the accounting standard and determined the amendments had an immaterial impact on the Company’s financial statements.
New standards, amendments to standards, and interpretations issued not yet effective
In April 2024, IFRS 18, Presentation and Disclosure in Financial Statements, was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, and requires retrospective application. The Company is currently evaluating the new standard to determine if it will have a material impact on the Company’s financial statements.

There are no other IFRS Accounting Standards or IFRS Interpretations Committee interpretations that are not yet effective and that could have a material impact to the interim condensed consolidated financial statements.
Critical estimates and judgement
The preparation of the unaudited interim condensed consolidated financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions. Information regarding accounting areas where such judgements, estimates and assumptions are of particular significance is set out in the annual financial statements under “Critical estimates and judgements”.
Going concern basis
These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis.

Foreign currency translation
Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The Company’s reporting currency of the Company’s consolidated financial statements is the United States Dollar (“USD”). Assets and liabilities denominated in foreign currencies are translated at the month-end spot exchange rates, income statement accounts are translated at average rates of exchange for the period presented, and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.
Historical cost convention
The financial statements have been prepared on a historical cost basis except for certain assets and liabilities, which are carried at fair value.
Issued share capital
As of March 31, 2024, the Company had issued 76,898,164 shares, of which 65,375,093 are outstanding, and 11,523,071 are held by the Company as treasury shares. As of March 31, 2023, the Company had issued 66,398,164 shares, of which 64,325,464 were outstanding, and 2,072,700 were held by the Company as treasury shares.
Treasury shares
During the first quarter of 2022, the Company issued 2,540,560 common share options to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares for the purposes of administering the Company's equity incentive programs. During the second quarter of 2023, the Company issued 10,500,000 common share options to SOPHiA GENETICS LTD pursuant to a share delivery and repurchase agreement, which were immediately exercised, and repurchased the shares to hold as treasury shares. As of March 31, 2024, the Company held 11,523,071 treasury shares. As of March 31, 2023, the Company held 2,072,700 treasury shares.
Treasury shares are recognized at acquisition cost and recorded as treasury shares at the time of the transaction. Upon exercise of share options or vesting of restricted stock units, the treasury shares are subsequently transferred. Any consideration received is included in shareholders’ equity.
2. Fair Value
As of March 31, 2024, the carrying amount was a reasonable approximation of fair value for the following financial assets and liabilities:
Financial assets
•Cash and cash equivalents
•Accounts receivable
•Other non-current assets—lease deposits
Financial liabilities
•Accounts payable
•Accrued liabilities
In the three months March 31, 2024, there were no significant changes in the business or economic circumstances that affected the fair value of the Company’s financial assets and financial liabilities.

3. Financial Risk Management
In the course of its business, the Company is exposed to a number of financial risks including credit and counterparty risk, funding and liquidity risk and market risk (i.e. foreign currency risk and interest rate risk). The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2023. There have been no significant changes in financial risk management since year-end.
4. Segment Reporting
The Company operates in a single operating segment. The Company’s financial information is reviewed, and its performance assessed as a single segment by the senior management team led by the Chief Executive Officer (“CEO”), the Company’s Chief Operating Decision Maker (“CODM”).

5. Revenue

Disaggregated revenue

When disaggregating revenue, the Company considered all of the economic factors that may affect its revenues. The Company assess its revenues by four geographic regions Europe, the Middle East, and Africa (“EMEA”); North America (“NORAM”); Latin America (“LATAM”); and Asia-Pacific (“APAC”). The following tables disaggregate the Company's revenue from contracts with customers by geographic market (in USD thousands):

	Three months ended March 31,
	2024	2023

Switzerland	$293	$175
France	2,546	2,338
Italy	2,446	2,125
Spain	1,411	1,687
Rest of EMEA	4,307	3,782
EMEA	$11,003	$10,107

United States	$2,448	$1,930
Rest of NORAM	532	246
NORAM	$2,980	$2,176

LATAM	$782	$976

APAC	$1,014	$707
Total revenue	$15,779	$13,966

Revenue streams
The Company’s revenue from contracts with customers has been allocated to the revenue streams indicated in the table below (in USD thousands):

	Three months ended March 31,
	2024	2023
SOPHiA DDM Platform	$15,418	$13,749
Workflow equipment and services	361	217
Total revenue	$15,779	$13,966
6. Accounts receivable
The following table presents the accounts receivable and lease receivable less the expected credit loss (in USD thousands):

	March 31, 2024	December 31, 2023
Accounts receivable	$6,966	$10,259
Accrued contract revenue	4,988	4,451
Lease receivable	—	28
Allowance for expected credit losses	(1,064)	(1,181)
Net accounts receivable	$10,890	$13,557
The Company records increases to, reversals of, and write-offs of the allowance for expected credit losses as “Selling and Marketing” expenses within its interim condensed consolidated statements of profit and loss. The following table provides a rollforward of the allowance for expected credit losses for the three months ended March 31, 2024 and 2023, that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected (in USD thousands):

	2024	2023
As of January 1	$1,181	$1,095
Increase	29	658
Reversals	(77)	—
Write-off	(6)	(20)
Currency translation differences	(63)	(2)
As of March 31	$1,064	$1,731

As of March 31, 2024 and December 31, 2023, the Company’s largest customer’s balance represented 19% and 24% of accounts receivable, respectively. All customer balances that individually exceeded 1% of accounts receivable in aggregate amounted to $4.6 million and $6.7 million as of March 31, 2024 and December 31, 2023, respectively.

7. Loss per share
The Company’s shares are comprised of ordinary shares. Each share has a nominal value of $0.05 (CHF 0.05). The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the period excluding treasury shares, which are shares owned by the Company. The table presents the loss for the three March 31, 2024 and 2023, respectively (in USD thousands, except shares and loss per share):

	Three months ended March 31,
	2024	2023
Net loss attributed to shareholders	$(13,704)	$(19,700)
Weighted average number of shares in issue	65,308,830	64,242,871
Basic and diluted loss per share	$(0.21)	$(0.31)
For the three months ended March 31, 2024 and 2023, the potential impact, on the calculation of loss per share, of the existing potential ordinary shares related to the share option plans is not presented, as the impact would be to dilute a loss, which causes them to be deemed “non-dilutive” for the purposes of the required disclosure.

8. Borrowings
Revolving credit facility
On June 21, 2022 the Company entered into a credit agreement (“the Credit Facility”) with Credit Suisse SA for up to CHF 5.0 million. Borrowings under the Credit Facility will bear interest at a rate to be established between the Company and Credit Suisse SA at the time of each draw down. Borrowings under the Credit Facility have no restrictions related to its use. As of March 31, 2024, the Company had no borrowings outstanding under the Credit Facility. On April 23, 2024, the Company terminated the Credit Facility. Refer to Note 11 - “Subsequent events” for additional information.
9. Share-based compensation
Stock Options
Share-based compensation expense for all stock awards consists of the following (in USD thousands):

	Three months ended March 31,
	2024	2023
Research and development	$905	$547
Selling and marketing	194	(117)
General and administrative	2,615	2,000
Total	$3,714	$2,430

10. Related party transactions
Related parties comprise the Company’s executive officers and directors, including their affiliates, and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control of, the Company.
Key management personnel are comprised of six Executive Officers and Directors and seven Non-Executive Directors as of March 31, 2024. Key management personnel were comprised of six Executive Officers and Directors and seven Non-Executive Directors as of March 31, 2023.
Compensation for key management and non-executive directors recognized during the periods comprised (in USD thousands):

	Three months ended March 31,
	2024	2023
Salaries and other short-term employee benefits	$1,169	$667
Pension costs	70	52
Share-based compensation expense	2,811	1,720
Total	$4,050	$2,439
11. Events after the reporting date
Perceptive Credit Agreement

On May 2, 2024 (the “closing date”), the Company and its subsidiary SOPHiA GENETICS, Inc. entered into a credit agreement and guaranty (the “ Perceptive Credit Agreement”) with Perceptive Credit Holdings IV, LP, as lender and administrative agent, pursuant to which the Company may borrow up to $50.0 million principal amount of term loans, including (i) an initial tranche of $15.0 million principal amount of term loans on the closing date and (ii) up to $35.0 million principal amount of term loans that the Company may draw upon on or prior to March 31, 2026, subject to satisfaction of certain customary conditions. The term loans are scheduled to mature on the fifth anniversary of the closing date and accrue interest at Term SOFR plus 6.25% per annum; provided that upon the occurrence and during the continuation of any event of default, the term loans will accrue interest at Term SOFR plus 9.25% per annum. The Company has the right to prepay the term loans at any time subject to applicable prepayment premiums. The Perceptive Credit Agreement also contains certain mandatory prepayment provisions, including prepayments from the proceeds from certain asset sales and casualty events (subject to a right to reinvest such proceeds in assets used in the Company’s business within 180 days) and from issuances or incurrences of non-permitted debt, which will also be subject to prepayment premiums. The obligations under the Perceptive Credit Agreement are secured by substantially all of the Company and certain of the Company’s subsidiaries’ assets and are guaranteed initially on the closing date by SOPHiA GENETICS, Inc. The Perceptive Credit Agreement contains customary covenants, including an affirmative covenant to maintain qualified cash of at least $3.0 million, an affirmative last twelve months revenue covenant tested on a quarterly basis beginning June 30, 2024, and negative covenants including limitations on indebtedness, liens, fundamental changes, asset sales, investments, dividends and other restricted payments and other matters customarily restricted in such agreements. The Perceptive Credit Agreement also contains customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy and insolvency proceedings, cross-defaults to certain other agreements, judgments against the Company and The Company’s subsidiaries and change in control, the occurrence of which gives the lenders the right to declare the term loans and all obligations under the Perceptive Credit Agreement immediately due and payable.

In addition, the Company issued to Perceptive Credit Holdings IV, LP a warrant certificate (the “Warrant Certificate”) representing the right to purchase up to 400,000 ordinary shares at $4.9992 per share, with 200,000 ordinary shares available immediately and 200,000 ordinary shares to be available upon the drawdown of the second tranche of the term loans. The purchase rights represented by the Warrant Certificate are exercisable after becoming available, on a cash basis, at the option of the holder at any time prior to 5:00 p.m., Eastern time on the tenth anniversary of the applicable date of availability. The Warrant Certificate contains customary anti-dilution adjustments. In addition, the Company is required to file, within 30 business days of each availability date, a registration statement that registers for resale under the Securities Act the ordinary shares issuable upon exercise of the purchase rights represented by the Warrant Certificate. The Company will be required to keep such registration statement effective until all such ordinary shares have been sold, are eligible to be immediately sold to the public without registration or restriction, are no longer outstanding or are no longer held by persons entitled to registration rights.
Revolving credit facility

On April 23, 2024 the Company terminated its existing credit agreement with Credit Suisse SA for up to CHF 5.0 million. Additionally, the Company entered into a new credit agreement with Credit Suisse SA for up to 100,000 CHF to be used for cash credits, contingent liabilities, or as margin for OTC derivative transactions. Borrowings under the new credit agreement will bear interest at a rate to be established between the Company and Credit Suisse SA at the time of each draw down.

The Company has evaluated, for potential recognition and disclosure, events that occurred prior to the date at which the unaudited interim condensed consolidated financial statements were approved to be issued. There were no other material subsequent events.